LAGUNA LULU
                            17595 Harvard
                      Irvine, California  92614
                      Telephone:  (949) 939-0167


June 24, 2008

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form SB-2
     Request for Withdrawal of Registration Statement
     Filed on January 30, 2008
     Commission File No  333-148939

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Laguna Lulu, a Nevada corporation ("the Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-148939, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the U. S. Securities and Exchange Commission on January 30, 2008.

The registration statement has not been declared effective. No sales of the Company's common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company's Registration Statement is deficient in its compliance with the applicable disclosure requirements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Registrant, at (702) 221-1925. Thank you for your attention to this matter.

Respectfully yours,

Laguna Lulu

By:   /s/ Marlena Niemann
---------------------------------
          Marlena Niemann
          Chief Executive Officer